
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): November 29, 2004



(Exact name of registrant as specified in its charter)


Kentucky	0-1469	61-0156015
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)


700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502)-636-4400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)


Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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CHURCHILL DOWNS INCORPORATED

Item 1.01   Entry into a Material Definitive Agreement

Attached as Exhibit 10.1 to this Form 8-K, and incorporated by reference herein, is the form of Restricted Stock Agreement used by the Company in connection with the Churchill Downs Incorporated 2004 Restricted Stock Plan. The Plan is attached as Exhibit 4.5 to the Company's Registration Statement on Form S-8 dated June 22, 2004 (No. 333-116734).

Item 9.01   Financial Statements and Exhibits

   (c)   Exhibits

   Exhibit 10.1   Form of Restricted Stock Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 CHURCHILL DOWNS INCORPORATED

November 29, 2004   /s/Michael E. Miller
                                                 Michael E. Miller
                                                 Executive Vice President and
                                                 Chief Financial Officer
                                                 (Principal Financial and Accounting Officer)

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